UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company)
TURNING POINT THERAPEUTICS, INC.
(Name of Person Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
90041T108
(CUSIP Number of Class of Securities)
Athena Countouriotis, M.D.
President and Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, California 92121
(858) 926-5251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Barbara L. Borden
Rowook Park
Charles J. Bair
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Turning Point Therapeutics, Inc., a Delaware corporation (“Turning Point”). The address of the principal executive offices of Turning Point is 10628 Science Center Drive, Ste. 200, San Diego, California 92121, and our telephone number is (858) 926-5251. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Turning Point” refer to Turning Point Therapeutics, Inc.
(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Turning Point, $0.0001 par value per share (collectively, the “Shares”). As of June 10, 2022, there were (i) 49,796,897 Shares issued and outstanding, (ii) 6,511,839 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Options”), (iii) 914,681 Shares issuable upon settlement of restricted stock unit awards (“RSUs”), (iv) 252,054 Shares issuable upon settlement of performance stock unit awards (“PSUs”) (assuming achievement of all performance goals in full at maximum levels), and (v) 169,127 Shares estimated to be subject to outstanding purchase rights under the Turning Point 2019 Employee Stock Purchase Plan (the “ESPP”) (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below) and employee contributions continue until such purchase date at the levels in place as of the June 1, 2022).
Item 2.	Identity and Background of Filing Person.
(a) Name and Address. The name, address and telephone number of Turning Point, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.
(b) Tender Offer.
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), and (ii) Rhumba Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $76.00 per Share (the “Offer Price”) in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 2, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Bristol-Myers Squibb, Purchaser, and Turning Point. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.
The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Turning Point (the “Merger”), the separate existence of Purchaser will cease and Turning Point will continue as the surviving corporation and a wholly owned subsidiary of Bristol-Myers Squibb (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Turning Point. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held by Turning Point or held in Turning Point’s treasury, (ii) Shares held by Bristol-Myers

Squibb, Purchaser, or any other direct or indirect wholly owned subsidiary of Bristol-Myers Squibb, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will be automatically converted into the right to receive the Offer Price, in cash (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes. Upon the Effective Time, Turning Point will cease to be a publicly traded company and will become wholly owned by Bristol-Myers Squibb. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
Each Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Effective Time. As of the Effective Time, each Option that is then outstanding and unexercised will be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Option. Any Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration.
As of the Effective Time, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration.
As of the Effective Time, each PSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to (i) either (A) in the case of any PSU granted in calendar year 2021 or in January 2022, 50% of the total number of Shares issuable in settlement of such PSU immediately prior to the Effective Time, or (B) in the case of any PSU granted in February 2022, 100% of the total number of Shares issuable in settlement of such PSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.
The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on July 18, 2022, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). Tendered Shares may be withdrawn at any time prior to the Expiration Time. Additionally, if Bristol-Myers Squibb has not agreed to accept the Shares for payment by August 15, 2022, Turning Point's stockholders may thereafter withdraw their Shares from tender at any time after such date until Bristol-Myers Squibb accepts the Shares for payment. Once Bristol-Myers Squibb accepts for payment Shares tendered pursuant to the Offer, all tenders not previously withdrawn will become irrevocable.
The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will promptly following the Expiration Time irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place on the same date as the Offer Acceptance Time.
The foregoing summary of the Transaction is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.
According to the Offer to Purchase, the principal executive office of each of Bristol-Myers Squibb and Purchaser is 430 E. 29th Street, 14th Floor, New York, New York 10016 and the telephone number at such principal office is (212) 546-4200.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Turning Point’s website at https://www.tptherapeutics.com/investor-relations.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Turning Point on Schedule 14A filed with the SEC on April 29, 2022 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Turning Point or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Bristol-Myers Squibb, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Mark J. Alles, Chair of Turning Point’s board of directors (the “Board”), served as the Chairman of Celgene Corporation, prior to its acquisition by Bristol-Myers Squibb.
The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
(a) Arrangements between Turning Point and its Executive Officers, Directors and Affiliates.
In considering the recommendation of the Board to tender Shares in the Offer, stockholders of Turning Point should be aware that Turning Point’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Turning Point, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•	the accelerated vesting and cash settlement of outstanding Options with exercise prices below the Merger Consideration in connection with the Merger;
•	the accelerated vesting and cash settlement of outstanding RSUs in connection with the Merger;
•	the accelerated vesting and cash settlement of certain outstanding PSUs in connection with the Merger;
•	the potential receipt of severance benefits by executive officers under our severance benefit plan;
•	the receipt of at least 100% of 2022 target bonuses by executive officers in connection with the Merger;
•
certain executive officers who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may be reimbursed for such excise tax, subject to certain limitations;

•	the entitlement to indemnification benefits in favor of directors and officers of Turning Point; and
•	the payment of certain cash awards to our non-employee directors in lieu of their annual stock option grants.
For further information with respect to the arrangements between Turning Point and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Turning Point and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions,” “Limitation of Liability and Indemnification” and “Executive Compensation.”

Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Turning Point who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Turning Point. The following table sets forth the number of Shares beneficially owned as of June 10, 2022 by each of our executive officers and directors, excluding Shares issuable upon exercise of Options, vesting of RSUs or PSUs and the aggregate transaction consideration payable for such Shares.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned ($)
Executive Officers
Athena Countouriotis, M.D., Chief Executive Officer and Director	31,597	$2,401,372
Paolo Tombesi, Executive Vice President and Chief Financial Officer	1,078	$81,928
Mohammad Hirmand, M.D., Executive Vice President and Chief Medical Officer	2,439	$185,364
Brian Sun, M.S., J.D., Senior Vice President and General Counsel	—	—
Steve Sabus, Senior Vice President and Chief Commercial Officer	—	—
Directors
Mark J. Alles, Chair of the Board	2,000	$152,000
Barbara W. Bodem, Director	—	—
Carol Gallagher, Pharm.D., Director	—	—
Simeon J. George, M.D., M.B.A, Director(1)	2,253,660	$171,278,160
Patrick Machado, J.D., Director	—	—
Garry Nicholson, Director	—	—
All of our current directors and executive officers as a group (11 persons)	2,290,774	$174,098,824
(1)	Includes 2,253,660 shares of common stock held by S.R. One, Limited and/or its affiliated funds. Dr. George is a Partner at S.R. One, Limited.
Treatment of Options, RSUs, and PSUs
Each of the Options that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Shares subject to such fully vested Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Option. Any Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration.
Each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration.
Each PSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to (i) either (A) in the case of any PSU granted in calendar year 2021 or in January 2022, 50% of the total number of Shares issuable in settlement of such PSU immediately prior to the Effective Time, or (B) in the case of any PSU granted in February 2022, 100% of the total number of Shares issuable in settlement of such PSU immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.
The table below sets forth, for each of Turning Point’s executive officers and directors as of June 10, 2022: (A)(i) the aggregate number of Shares subject to Options with exercise prices below the Merger Consideration (each, an “In-the-Money Option”); and (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the excess of the Merger

Consideration over the respective per share exercise prices of the applicable In-the-Money Options by (y) the number of Shares subject to such In-the-Money Options; (B)(i) the aggregate number of Shares subject to RSUs, whether vested or unvested, and (ii) the value of cash amounts payable in respect of such RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (x) the total number of Shares issuable in settlement of such RSUs, by (y) the Merger Consideration; and (C)(i) the aggregate number of Shares subject to PSUs; and (ii) the value of cash amounts payable in respect of such PSUs on a pre-tax basis at the Effective Time, calculated by multiplying (x) either in the case of any PSU granted in calendar year 2021 or in January 2022, 50% of the total number of Shares issuable in settlement of such PSU immediately prior to the Effective Time, or in the case of any PSU granted in February 2022, 100% of the total number of Shares issuable in settlement of such PSU immediately prior to the Effective Time, by (y) the Merger Consideration. Options with an exercise price equal to or greater than the Merger Consideration are not included in the table below.
	In-the-Money Options			RSUs		PSUs		Total Cash Value ($)
Name	Number of Shares Underlying In-the- Money Options	Weighted Average Exercise Price per Share ($)	Cash Spread Value of In-the- Money Options ($)	Number of Shares Underlying RSUs	Cash Value of RSUs ($)	Number of Shares Underlying PSUs	Cash Value of PSUs ($)
Executive Officers
Athena Countouriotis, M.D., Chief Executive Officer and Director	1,936,419	$18.61	$111,124,013	79,362	$6,031,512	47,440	$3,605,440	$120,760,965
Paolo Tombesi, Executive Vice President and Chief Financial Officer	119,800	$50.43	$3,063,796	29,883	$2,271,108	12,770	$970,520	$6,305,424
Mohammad Hirmand, M.D., Executive Vice President and Chief Medical Officer	237,559	$49.82	$6,218,537	38,845	$2,952,220	15,390	$1,169,640	$10,340,397
Brian Sun, M.S., J.D., Senior Vice President and General Counsel	195,000	$24.65	$10,013,250	45,000	$3,420,000	—	—	$13,433,250
Steve Sabus, Senior Vice President and Chief Commercial Officer	165,000	$35.37	$6,703,950	36,667	$2,786,692	—	—	$9,490,642
Directors
Mark J. Alles, Chair of the Board	17,209	$70.54	$93,965	—	—	—	—	$93,965
Barbara W. Bodem, Director	—	—	—	—	—	—	—	—
Carol Gallagher, Pharm.D., Director	47,000	$49.22	$1,258,545	—	—	—	—	$1,258,545
Simeon J. George, M.D., M.B.A, Director	32,000	$47.49	$912,345	—	—	—	—	$912,345
Patrick Machado, J.D., Director	47,000	$42.57	$1,571,445	—	—	—	—	$1,571,445
Garry Nicholson, Director	31,900	$60.85	$483,286	—	—	—	—	$483,286
All of our current directors and executive officers as a group (11 persons)	2,828,887	$25.70	$141,443,132	229,757	$17,461,532	75,600	$5,745,600	$164,650,264
Treatment of Purchase Rights Under the Employee Stock Purchase Plan
The ESPP allows all of Turning Point’s regular full-time employees, including Turning Point’s executive officers, to purchase Shares at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.
The most recent Purchase Date under the current Offering occurred on June 10, 2022, and the next Purchase Date under the current Offering is scheduled to occur on December 10, 2022. Under the terms of the Merger Agreement, (i) following the date of the Merger Agreement, participation will be limited to those employees who participated in the ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) no participant may increase the percentage of his or her payroll deduction election from the percentage in effect on the date of the Merger Agreement, (iii) no new Offering will be authorized or commence on or after the date of the Merger Agreement, (iv) the last day and final Purchase Date of the current Offering under the ESPP will be the earlier of (x) the last business day prior to the Effective Time or (y) December 10, 2023, and (v) the ESPP will terminate as of the Effective Time, contingent upon the occurrence of the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive amounts earned during her or his term of service.
Equity Award Acceleration
Under the Merger Agreement, the vesting of all outstanding unvested Options will be accelerated in connection with the Merger and Options, RSUs, and PSUs will be cashed out as described in further detail above under “—Treatment of Options, RSUs, and PSUs,” and any provisions in any individual agreements related to the acceleration of the vesting of Options, RSUs, and PSUs in connection with a change in control will be superseded by the provisions of the Merger Agreement.
Severance Benefit Plan
Our executive officers, including our current named executive officers, are entitled to certain severance and change of control payments and benefits pursuant to our Severance Benefit Plan – C-Suite, as amended (“Severance Benefit Plan”), which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference, and which provides for benefits to any officer with “Chief” in his or her title, and any executive vice president. Each of our executive officers is eligible to receive benefits under the Severance Benefit Plan.
Subject to certain conditions, the Severance Benefit Plan generally provides for lump-sum cash severance payments, continued health benefits and in some cases accelerated vesting of outstanding time-based equity awards in the event of an involuntary termination without “cause” or a resignation with “good reason” (a “covered termination”). In the event of a covered termination occurring within three months before or 12 months after a change in control (such as the Transactions), and subject to our receipt of an effective release and waiver of claims from the applicable executive, (i) Dr. Countouriotis would be entitled to receive a payment equal to 2.0 multiplied by the sum of her annual base salary and her annual target bonus in effect at the time of termination, and a monthly payment in the amount equal to her Consolidated Omnibus Budget Reconciliation Act (“COBRA”) premiums for 24 months, unless she becomes eligible for health insurance coverage in connection with new employment or self-employment, and (ii) each of the other executive officers would be entitled to receive a payment equal to the sum of such executive officer’s annual base salary and annual target bonus in effect at the time of termination, and a monthly payment in the amount equal to such executive officer’s COBRA premiums for 12 months, unless such executive officer becomes eligible for health insurance coverage in connection with new employment or self-employment. In addition, all time-based equity compensation awards held by the executive officer at the time of termination would be accelerated in full.
Under the Severance Benefit Plan, the term “cause” generally means (i) the employee’s conviction of, or plea of no contest with respect to, any felony, or of any misdemeanor involving dishonesty or moral turpitude; (ii) the employee’s participation in a fraud or act of dishonesty (or an attempted fraud or act of dishonesty) against us, or that results in (or could result in) material harm to us, including but not limited to material harm to reputational interests; (iii) the employee’s violation of a fiduciary duty or a duty of loyalty owed to us; (iv) the employee’s material breach of any fully executed agreement between the employee and us, including but not limited to the employment, confidential information and invention assignment agreement, or any of our applicable written policies; (v) persistent, unsatisfactory performance or neglect of the employee’s job duties, which is not cured within 30 business days after we provide the employee written notice (provided, that, such written notice and opportunity to cure are not required if the employee’s performance or neglect is not reasonably susceptible to being cured); or (vi) the employee’s gross misconduct or material failure to comply with our written instructions. The term “change in control” generally means (1) the acquisition by any person or company of more than 50% of the combined voting power of our then-outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (4) our complete dissolution or liquidation.
The term “good reason” generally means (i) a material reduction of the employee’s base compensation, unless such reduction is consistent with and generally applicable to all our executive officers and is agreed to in writing by the employee; (ii) a material reduction of the employee’s authority, responsibilities or duties; or (iii) the employee being required to relocate his or her principal place of employment with us to a principal place of employment that increases the employee’s one-way commute by more than fifty (50) miles as compared to the employee’s then-current place of employment immediately prior to such relocation (provided that the employee’s relocation back to the office from remote work will not be considered a relocation of the employee’s principal place of employment with Turning Point for the purposes of this definition), in each case without the employee’s prior consent.
See the section below titled “—Golden Parachute Compensation” for the estimated amount of severance benefits that Dr. Countouriotis, Mr. Tombesi, and Dr. Hirmand would receive pursuant to the Severance Benefit Plan upon a covered termination occurring within three months before or 12 months after a change in control. Based on the assumptions described in the “—Golden Parachute Compensation” section, upon a covered termination occurring within three months before or 12 months after a change in control, the estimated aggregate cash severance payable to Brian Sun and Steve Sabus, the two current executive officers who are not named executive officers, would be $1,360,510.
Treatment of 2022 Performance Bonus Awards
If annual bonuses in respect of Turning Point’s 2022 fiscal year have not been paid prior to the consummation of the Transactions, each Turning Point employee, including our executive officers, who remains employed with Turning Point as of immediately prior to the Effective Time will receive a 2022 annual bonus in an amount equal to the greater of such employee’s target annual bonus and the annual bonus to which such employee would be entitled based on Turning Point’s actual performance under the applicable bonus arrangements of Turning Point in effect as of the date of the Merger Agreement, with such bonus payments to be made at the same time as annual bonuses are paid to employees of Bristol-Myers Squibb. In the event that such employee (other than any participant in the Severance Benefit Plan, which includes each of our executive officers) incurs a termination of service other than for cause (as determined in good faith by Bristol-Myers Squibb) prior to payment of the 2022 annual bonus, Turning Point shall pay the terminated employee a target annual bonus, prorated based on the number of days employed during calendar year 2022, with such payment to be made within sixty (60) days following the termination date, subject to execution of a release of claims.
As of June 10, 2022, we expect the 2022 performance bonus amounts for our executive officers to be as follows:
Name	2022 Performance Bonus ($)(1)
Athena Countouriotis, M.D., Chief Executive Officer and Director	$726,285
Paolo Tombesi, Executive Vice President and Chief Financial Officer	$307,755
Mohammad Hirmand, M.D., Executive Vice President and Chief Medical Officer	$330,750
Brian Sun, M.S., J.D., Senior Vice President and General Counsel	$202,774
Steve Sabus, Senior Vice President and Chief Commercial Officer	$177,298
(1)
The amounts in this column assumes 150% of corporate achievement (which is an estimate only and assumed solely for purposes of the disclosure in this section). The amounts in this column for each of Mr. Sun and Mr. Sabus are prorated to reflect their April 11, 2022 and May 31, 2022 start dates with the Company, respectively. The amounts in this column do not reflect any bonus payments an executive may receive upon a termination of service in connection with the Merger; such amounts are described further below in the section titled “—Golden Parachute Payments.”

Tax Reimbursement Agreements
We may enter into tax reimbursement agreements with Dr. Countouriotis, Mr. Tombesi, Dr. Hirmand and one other officer who is not a named executive officer, pursuant to which Turning Point will agree to make tax reimbursement payments to such employees to the extent such employees are subject, in connection with the Transactions, to an excise tax imposed by Section 4999 of the Code in an amount that generally will place them in the same after-tax position that they would have been in if no excise tax had applied and no tax reimbursement payment had been made. Under the terms of the Merger Agreement, the maximum potential tax reimbursement payments to all affected employees will not exceed $15 million in the aggregate. The amount of any such tax reimbursement payment will be based on a number of factors, including the aggregate reimbursement limit described above, and is uncertain.

Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that the named executive officers receive may materially differ from the amounts set forth in the table.
The table below assumes that (1) the consummation of the Transactions constitutes a change in control for purposes of the applicable compensation plan or agreement; (2) the closing date will occur on July 19, 2022 (which is the assumed closing date of the Merger solely for purposes of the disclosure in this section); (3) each named executive officer (other than Dr. Reich, Ms. North, Ms. Larson, and Mr. Baker, each of whom previously terminated his or her employment with us) experience a covered termination immediately following the Effective Time, entitling them severance benefits under our Severance Benefit Plan, subject to the conditions described in the section titled “—Potential Payments and Benefits upon Termination or Change in Control—Severance Benefit Plan”; and (4) the value of the vesting acceleration of the named executive officer’s equity awards is calculated using the Merger Consideration of $76.00 per Share. The amounts in the table below do not include any value received in respect of Options, RSUs and PSUs held by the named executive officers that have vested or are expected to vest prior to the assumed closing date of the Transactions.
Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Tax Reimbursements ($)(5)	Total ($)
Athena Countouriotis, M.D., Chief Executive Officer and Director	$2,351,780	$24,836,671	$14,568	$5,321,658	$32,524,677
Paolo Tombesi, Executive Vice President and Chief Financial Officer	$708,325	$6,071,519	$34,728	$1,727,466	$8,542,038
Mohammad Hirmand, M.D., Executive Vice President and Chief Medical Officer	$761,250	$7,818,686	$21,732	$2,118,917	$10,720,585
Siegfried Reich, Ph.D., Former Executive Vice President and Chief Scientific Officer	—	—	—	—	—
Annette North, Former Executive Vice President and General Counsel	—	—	—	—	—
Yi Larson, Former Executive Vice President and Chief Financial Officer	—	—	—	—	—
Brian Baker, M.S., C.P.A., Former Senior Vice President, Finance and Administration	—	—	—	—	—
(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure is, therefore, required with respect to each of Siegfried Reich, Ph.D., our former Executive Vice President and Chief Scientific Officer, Annette North, our former Executive Vice President and General Counsel, Yi Larson, our former Executive Vice President and Chief Financial Officer, and Brian Baker, M.S., C.P.A., our former Senior Vice President, Finance and Administration, each of the listed individuals terminated employment with us prior to the Transactions. Ms. Larson resigned in March 2021, Mr. Baker resigned in May 2021, Mr. Reich resigned in February 2022, and Ms. North resigned in March 2022. As a result, none of these listed individuals will receive compensation that is based on or otherwise relates to the Transaction.

(2)
The cash amount included in this column represents severance paid in the form of a lump sum cash payment under our Severance Benefit Plan, as further described above in the section titled “—Potential Payments and Benefits upon Termination or Change in Control—Severance Benefit Plan,” equal to the sum of (a) the named executive officer’s then-current annual base salary (or two times her then-current annual base salary in the case of Dr. Countouriotis) and (b) the named executive officer’s target annual bonus amount (or two times her 2022 target annual bonus amount in the case of Dr. Countouriotis). The cash severance amounts are “double trigger” (i.e., they are contingent upon a covered termination that occurs within one year following the consummation of the Transaction). The table below sets forth the breakdown of these cash payments.

Named Executive Officer	Severance Payment – Base Salary ($)	Severance Payment – Target Annual Bonus ($)	Total ($)
Athena Countouriotis, M.D.	$1,383,400	$968,380	$2,351,780
Paolo Tombesi	$488,500	$219,825	$708,325
Mohammad Hirmand, M.D.	$525,000	$236,250	$761,250
Siegfried Reich, Ph.D.	—	—	—
Annette North	—	—	—
Yi Larson	—	—	—
Brian Baker, M.S., C.P.A.	—	—	—
(3)
The amounts listed in this column represents the cash value of the “single-trigger” vesting acceleration that the named executive officer will receive with respect to his or her In-the-Money Options, RSUs, and certain PSUs pursuant to the terms of the Merger Agreement, as further described above in the section titled “—Treatment of Options, RSUs, and PSUs” above. The estimated value of each such benefit is shown in the table below.

Named Executive Officer	Options ($)	RSUs ($)	PSUs ($)	Total ($)
Athena Countouriotis, M.D.	$15,199,719	$6,031,512	$3,605,440	$24,836,671
Paolo Tombesi	$2,829,891	$2,271,108	$970,520	$6,071,519
Mohammad Hirmand, M.D.	$3,696,826	$2,952,220	$1,169,640	$7,818,686
Siegfried Reich, Ph.D.	—	—	—	—
Annette North	—	—	—	—
Yi Larson	—	—	—	—
Brian Baker, M.S., C.P.A.	—	—	—	—
(4)
The amount listed in this column represents the value of payment of company-paid COBRA premiums under our Severance Benefit Plan, as further described above in the section titled “—Potential Payments and Benefits upon Termination or Change in Control—Severance Benefit Plan.” These amounts are “double trigger” amounts and are subject to the same conditions as the cash severance payment described above.

Named Executive Officer	Benefits Continuation ($)
Athena Countouriotis, M.D.	$14,568
Paolo Tombesi	$34,728
Mohammad Hirmand, M.D.	$21,732
Siegfried Reich, Ph.D.	—
Annette North	—
Yi Larson	—
Brian Baker, M.S., C.P.A.	—
(5)
The amounts in this column represent an estimate of the maximum tax reimbursement that could be paid to the individual assuming a closing date of June 19, 2022 (which is the assumed closing date of the Merger solely for purposes of the disclosure in this section). Under the terms of the Merger Agreement, Turning Point may make tax reimbursement payments of up to an aggregate of $15 million to Dr. Countouriotis, Mr. Tombesi, Dr. Hirmand and one other officer who is not a named executive officer, for excise taxes under Section 4999 of the Code in connection with the Transactions, as described in more detail in the section titled “—Potential Payments and Benefits upon Termination or Change in Control—Tax Reimbursement Agreements” above. Some amounts might never be paid due to the triggering event (such as termination of employment) not occurring and such amounts may be reduced depending on the actual closing date. At this time, the amount of such tax reimbursement payments is uncertain and the amounts in this column are only an estimate.

Employee Benefits
Under the Merger Agreement, among other things, Bristol-Myers Squibb has agreed, for a period of one year following the Effective Time, to provide, or cause to be provided, to each employee of Turning Point who is employed by Turning Point as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) (each, a “Continuing Employee”) (1) a base salary (or base wages, as the case may be) and a target annual cash bonus opportunity, which are no less favorable in the aggregate than the base salary (or base wages, as the case may be) and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, and (2) benefits (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity based compensation, retention or change in control-related compensation or benefits, long-term incentive or nonqualified deferred compensation and employee stock purchase plans (collectively, the “Specified Arrangements”)) that are substantially comparable in the aggregate to the benefits (excluding the Specified Arrangements) provided to (i) such Continuing Employee immediately prior to the Effective Time under Turning Point’s employee benefit plans or (ii) similarly situated employees of Bristol-Myers Squibb, as reasonably determined in good faith by Bristol-Myers Squibb.
The Merger Agreement does not confer upon any person (other than Turning Point, Bristol-Myers Squibb and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.
Potential for Future Arrangements
While, as of the date of this Schedule 14D-9, none of Turning Point’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Bristol-Myers Squibb or its affiliates regarding continued service with Bristol-Myers Squibb or its affiliates after the Effective Time, it is possible that Bristol-Myers Squibb or its affiliates may enter into service, employment or other arrangements with Turning Point’s directors or executive officers in the future.
Employment Arrangements
We have entered into at-will employment agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. Each of our executive officers has also executed our standard form of confidential information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Transaction, see the section above titled “—Potential Payments and Benefits upon Termination or Change in Control.”
Director Compensation
Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described in the section above titled “—Treatment of Options, RSUs, and PSUs.”
In lieu of the annual stock option grants that would otherwise automatically be granted to our non-employee directors at our 2022 annual general meeting of our stockholders pursuant to our Non-Employee Director Compensation Policy, each of our non-employee directors will receive a cash award in an amount equal to $400,000 that vests and is paid on the earlier of the Effective Time and the first anniversary of the date of grant.
Indemnification of Directors and Officers; Insurance
Turning Point has entered into an indemnification agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses, including judgments, fines or penalties, attorney’s fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs incurred, in connection with any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry or administrative hearing, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of Turning Point, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is filed as Exhibit (e)(16) hereto and incorporated herein by reference.
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Turning Point for their acts and omissions occurring prior to the Effective Time, as provided in Turning Point’s organizational documents and the Indemnification Agreements between Turning Point and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each of Turning Point’s former and present officers and directors in his or her capacity as an officer or director of Turning Point against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Turning Point in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Turning Point at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Bristol-Myers Squibb must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Turning Point as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Turning Point (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy maintained by Turning Point as of the date of the Merger Agreement. However, in lieu of maintaining such existing policy, we or Bristol-Myers Squibb may purchase a six-year “tail” policy to replace the Turning Point policy in effect as of the date of the Merger Agreement, subject to specified limitations as set forth in the Merger Agreement.
Section 16 Matters
The Merger Agreement provides that Turning Point and the Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Turning Point stock awards in the Transactions by the applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Turning Point or any of its affiliates and any of the officers, directors or employees of Turning Point that are effective as of June 2, 2022 pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.
(b) Arrangements with Purchaser, Bristol-Myers Squibb, and their Affiliates.
Merger Agreement
On June 2, 2022, Turning Point, Bristol-Myers Squibb and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Turning Point with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on June 17, 2022 are incorporated herein by reference, and are not intended to provide any other factual information about Turning Point, Bristol-Myers Squibb, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Turning Point to Bristol-Myers Squibb in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Turning Point at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Turning Point in Turning Point’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Turning Point’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Turning Point, Bristol-Myers Squibb, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Turning Point’s other public filings.
Confidentiality Agreement
Bristol-Myers Squibb and Turning Point entered into a mutual non-disclosure agreement, dated March 6, 2022 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Bristol-Myers Squibb and Turning Point agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of a potential business relationship. The Confidentiality Agreement includes a one year standstill provision for the benefit of Turning Point and permitted Bristol-Myers Squibb to confidentially approach Turning Point’s chief executive officer or Chair of the Board during the standstill period and a fall-away provision upon the entry into a definitive agreement providing for certain acquisition transactions. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.
On June 2, 2022, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable to, and in the best interest of, Turning Point and its stockholders, (ii) approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation of the Transactions, (iii) agreed that the Merger Agreement is subject to Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Turning Point tender their Shares pursuant to the Offer for the following reasons.
Accordingly, and for the reasons described below in the section titled “—Reasons for Recommendation,” the Board, on behalf of Turning Point, unanimously recommends that Turning Point’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
(i)	Background of the Offer and the Merger
The Board frequently reviews, with Turning Point senior management and the assistance of outside advisors, Turning Point’s long-term strategies and strategic opportunities to increase stockholder value, including seeking partnership and collaboration opportunities to fund the clinical development and commercialization of its product candidates and acquisition of new product candidates. As part of this process, from time to time, Turning Point senior management has engaged in business development and/or strategic partnering discussions with participants in the biopharmaceutical industry and has reported regularly to the Board on potential partnering and collaboration opportunities and any specific proposals received.
In January 2022, in connection with the J.P. Morgan Healthcare Conference, Turning Point attended a number of introductory business development meetings, including with Bristol-Myers Squibb on January 12, 2022, to discuss Turning Point’s clinical development programs on a non-confidential basis.
On February 2, 2022, in connection with Turning Point’s ongoing in-licensing discussions, the Board formalized a Corporate Strategy Committee (the “Committee”) to oversee, with the Chief Executive Officer and other senior management of Turning Point, the development of the long-range strategic objectives of the company and business development strategic planning and to review and evaluate any of Turning Point’s specific strategic initiatives. Mark J. Alles, Carol Gallagher and Garry Nicholson were appointed to the Committee. The Committee was initially focused on reviewing an in-licensing transaction that Turning Point was pursuing and overseeing Turning Point’s potential partnering process for Turning Point’s lead product candidate, repotrectinib, the timing of which would depend on the BICR data from the Phase 1/2 TRIDENT-1 study.
Beginning in mid-February 2022, Turning Point senior management, with the assistance of Goldman Sachs, financial advisor to Turning Point, began a process of identifying potential partners in the biopharmaceutical industry to co-develop and co-commercialize repotrectinib on a worldwide basis (excluding Greater China where Turning Point was already partnered with Zai Lab (Shanghai) Co., Ltd.), with Turning Point retaining substantial rights in the United States.
At the direction of the Committee, Goldman Sachs contacted 33 parties (including Bristol-Myers Squibb on February 15, 2022), comprised of large and mid-cap pharmaceutical companies without known competing drugs or development programs, to discuss potential partnering opportunities and sent a non-confidential presentation and draft non-disclosure agreement to approximately 23 parties who expressed interest.
On March 6, 2022, and in connection with the potential partnering opportunity, Turning Point signed a mutual non-disclosure agreement with Bristol-Myers Squibb that contained a standstill with customary fall-away provisions (providing for a termination of the standstill provisions upon Turning Point entering into a definitive acquisition agreement) that also permitted confidential discussions with Turning Point. Additionally, between late February 2022 and early May 2022, Turning Point entered into non-disclosure agreements with nine other parties, each of which contained a standstill provision that permitted confidential discussions with Turning Point.
Between March 16 and May 5, 2022, Turning Point senior management gave management presentations to 10 parties who executed non-disclosure agreements. One additional party, who had not executed a non-disclosure agreement with Turning Point, received a management presentation on a non-confidential basis.
Beginning on March 22, 2022, Turning Point provided access to Turning Point’s virtual data room for the partnering process to 10 parties who executed a non-disclosure agreement. At the request of Turning Point senior management, Goldman Sachs sent a formal process letter to 11 parties, inviting the parties to submit a preliminary non-binding indication of interest and term sheet for a partnering agreement relating to repotrectinib by April 27, 2022 and specifying the preliminary partnering proposal requirements. The letter indicated that Turning Point was flexible on the geographic scope of the preliminary partnering proposal but in all cases was focused on maintaining meaningful U.S. ownership of the repotrectinib program. During the partnering process, members of Turning Point’s management responded to due diligence requests from the parties.
On March 24, 2022, the Board held a regularly scheduled meeting at which Turning Point senior management reviewed the updated partnering process, strategy and status with the Board.
On April 12, 2022, Turning Point announced positive top line BICR data for repotrectinib across all ROS1-positive NSCLC cohorts of the registrational Phase 1/2 TRIDENT-1 study. On April 13, 2022, Turning Point held a conference call with the lead investigator to review the top line BICR data from the Phase 1/2 TRIDENT-1 study, after which Turning Point offered calls to review the data from the study to the parties who signed non-disclosure agreements.
From April 18, 2022 to April 26, 2022, Turning Point held calls with seven parties who signed non-disclosure agreements to review the top line BICR data from the Phase 1/2 TRIDENT-1 study, including Bristol-Myers Squibb. During this period, representatives of Goldman Sachs, at the direction of Turning Point’s senior management, and Turning Point management also reached out to four parties who previously declined to participate in the partnering process to determine if such parties had any interest in entering the partnering process after seeing the recent study data, one of whom decided to re-engage in the partnering process. Subsequently, Turning Point entered into a non-disclosure agreement with such party, held a management presentation and provided access to the virtual data room for the partnering process (as described in the description of the partnering process above). The party ultimately declined to submit a proposal.
On April 27, 2022, Elizabeth A. Mily, Executive Vice President, Strategy and Business Development at Bristol-Myers Squibb, called representatives of Goldman Sachs about the partnering process, during which call Ms. Mily indicated that if Turning Point decided to consider acquisition proposals, Bristol-Myers Squibb would want to know that information.
On April 28, 2022, Bristol-Myers Squibb submitted a non-binding partnering proposal, which included an upfront payment of $700 million plus up to $420 million in clinical and regulatory milestones, $375 million in sales-based milestones and tiered royalties. Pursuant to the partnering proposal, Bristol-Myers Squibb would also purchase up to 10% of the equity of Turning Point at a to be negotiated premium. The parties would co-develop repotrectinib globally (excluding Greater China) with Bristol-Myers Squibb funding 70% of the development costs and Turning Point funding the remaining 30%. Pursuant to the partnering proposal, Turning Point and Bristol-Myers Squibb would also co-commercialize repotrectinib in the United States and share equally in any net profits and Bristol-Myers Squibb would conduct and fund 100% of the commercialization outside of the United States.
On May 3, 2022, Dr. Athena Countouriotis, Turning Point’s President and Chief Executive Officer, and Ms. Mily held a call to discuss Bristol-Myers Squibb’s partnering proposal. During the call, Dr. Countouriotis conveyed to Ms. Mily that any sale of equity of Turning Point to Bristol-Myers Squibb would need to be at a substantial premium to the then-current trading price of shares of Turning Point.
On May 5, 2022, Turning Point announced a pipeline expansion with the licensing of TPX-4589, a clinical stage anti-Claudin18.2 antibody drug conjugate for gastrointestinal cancers, from LaNova Medicines.
Also on May 5, 2022, representatives of Goldman Sachs called Ms. Mily to discuss the non-binding partnering proposal submitted by Bristol-Myers Squibb and to confirm the timeline for when Bristol-Myers Squibb could reach a definitive agreement with respect to a partnering proposal. During the call and as a follow-up to the call on April 27, representatives of Goldman Sachs and Ms. Mily also discussed Bristol-Myers Squibb's interest in a potential acquisition transaction. Goldman Sachs indicated that at this time Turning Point’s focus was on a potential partnering transaction.
On May 6, 2022, the Committee held a meeting with members of Turning Point senior management, Turning Point’s outside counsel Cooley LLP (“Cooley”) and representatives of Goldman Sachs. The Committee reviewed the terms of three preliminary partnering proposals received to date, including the partnering proposal received from Bristol-Myers Squibb, a partnering proposal received from Company A, a mid-cap biopharmaceutical company, and a worldwide licensing proposal received from Company B, a large-cap pharmaceutical company. The review included a discussion of preliminary strategic considerations, the estimated present value of the proposed terms of each proposal, proposed next steps with the parties submitting term sheets, and the additional parties that might still submit term sheets in the future. Following this meeting, at the direction of Turning Point senior management, representatives of Goldman Sachs communicated to the parties who submitted preliminary partnering proposals that the deadline for submitting second round term sheets was May 19, 2022.
Later on May 6, 2022, Ms. Mily contacted Dr. Countouriotis to convey Bristol-Myers Squibb’s interest in acquiring Turning Point in lieu of the partnering proposal previously submitted and indicated that Bristol-Myers Squibb would be submitting a non-binding acquisition proposal.
Later that day, Turning Point received an unsolicited non-binding, written proposal from Bristol-Myers Squibb to acquire Turning Point for $58.00 per share in cash, representing an equity value of approximately $3.0 billion and a premium of approximately 87% to Turning Point’s closing price on May 5, 2022 and an 86% premium to Turning Point’s volume weighted average closing price since April 12, 2022. Bristol-Myers Squibb did not condition its offer on retention of any Turning Point employees.
On May 9, 2022, the Board held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Dr. Countouriotis provided an update with respect to Bristol-Myers Squibb’s non-binding all cash acquisition proposal. During an executive session at the beginning of the meeting, representatives of Cooley discussed certain legal matters with the Board, including the fiduciary duties of directors in connection with considering the acquisition proposal and strategic alternatives. The Board discussed potential conflicts of interest and did not identify any director conflicts and instructed Turning Point senior management not to engage in any discussions about future employment or compensatory matters with Bristol-Myers Squibb or any other potential parties, without specific prior clearance from the Board. Members of Turning Point senior management then presented management’s long term financial projections, including the key assumptions in the projections. Following the discussion, the Board approved and adopted the projections as presented and directed Goldman Sachs to use the projections in connection with its financial analyses of the proposed acquisition proposal from Bristol-Myers Squibb. Representatives of Goldman Sachs then presented preliminary financial analyses of the Bristol-Myers Squibb acquisition proposal, as well as an update with respect to the strategic partnering process and outreach, the partnering proposals received (in addition to the partnering proposal from Bristol-Myers Squibb) and financial aspects related thereto.
The Board then met in executive session to discuss the potential responses to Bristol-Myers Squibb’s non-binding all cash acquisition proposal. Following the discussion, the Board authorized and directed Goldman Sachs to convey to Bristol-Myers Squibb that the $58.00 per share offer price was inadequate and that Bristol-Myers Squibb would need to materially improve its offer in order for Turning Point to consider an alternative transaction to the partnering transaction. The Board also authorized the Committee to expand its responsibilities to include oversight of the negotiation of the potential acquisition transaction, preserving any decision to approve any potential transaction for the full Board.
On the same day, representatives of Goldman Sachs contacted Bristol-Myers Squibb to convey the Board’s determination that the $58.00 per share offer price was inadequate. Representatives of Goldman Sachs also indicated to Bristol-Myers Squibb that its partnering proposal was strong, but that Bristol-Myers Squibb would need to improve its terms to remain competitive with the partnering proposals received from other parties.
On May 10, 2022, Turning Point announced its receipt of Breakthrough Therapy Designation for repotrectinib treatment for patients with metastatic non-small cell lung cancer who have been previously treated with one prior ROS1 tyrosine kinase inhibitor and no prior chemotherapy, which represented the third Breakthrough Therapy Designation for repotrectinib.
Between May 10 and June 1, 2022, Turning Point senior management and representatives of Goldman Sachs had periodic discussions with Company A and Company B to provide guidance to each party on improving such party’s term sheet proposal to be more competitive.
On May 11, 2022, the Board held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Representatives of Goldman Sachs reported that they had conveyed the rejection of the offer to Bristol-Myers Squibb and the need for Bristol-Myers Squibb to improve materially its offer in order for Turning Point to consider an alternative to the partnering transaction. The Board reviewed the status of partnering discussions, including the direction given to the potential partnering parties to submit new term sheets. The Board further discussed the possibility of Bristol-Myers Squibb providing an improved offer to acquire Turning Point and strategic considerations relating to a response. The Board discussed with its advisors the potential to conduct a pre-signing market check and discussed the low likelihood that a market check would result in a competitive acquisition proposal after reviewing, among other things, the parties who were solicited in connection with the partnering process, those who declined to participate or to submit offers following management presentations, the terms of the partnering/licensing offers received to date and the parties who continue to participate in the partnering process. The Board also discussed the risk of additional outreach, including the risk of leaks or other disruptions and risks to the ability to enter into an agreement with Bristol-Myers Squibb if the process was significantly delayed. The Board also agreed that Turning Point should continue its partnering process to preserve the option of executing on a strategic transaction that would enhance the long-term value of the Company if Bristol-Myers Squibb did not increase its offer to an acceptable price. The Board further agreed that informing the other parties participating in the partnering process of the receipt of an acquisition proposal would risk undermining the partnering process and could result in a loss of this alternative.
On May 14, 2022, Dr. Countouriotis spoke with Ms. Mily, who indicated that Bristol-Myers Squibb had a desire to negotiate and sign a definitive transaction agreement before the ASCO Annual Meeting on June 3, 2022. Later that day, Turning Point received a revised non-binding, written proposal from Bristol-Myers Squibb to acquire Turning Point for $70.00 per share in cash, representing an equity value of approximately $3.7 billion and a premium of approximately 139% to Turning Point’s closing price on May 12, 2022 and a 133% premium to Turning Point’s volume weighted average closing price since April 12, 2022.
On May 15, 2022, the Board held a meeting with members of Turning Point senior management and representatives of Cooley. The Board reviewed the revised non-binding offer received from Bristol-Myers Squibb and the status of continued partnering discussions. Following the discussion, the Board determined that the revised offer price of $70.00 per share was inadequate. The Board did not authorize any specific counteroffer to Bristol-Myers Squibb but approved Dr. Countouriotis providing guidance of a price in the range of Turning Point’s last public offering price ($87.00 per share in October 2020) and its 52-week high trading price (price per share in the low $80s).
The Board further discussed the potential of conducting a pre-signing market check and determined that the partnering process had served as an adequate market check, that an additional outreach was unlikely to result in the receipt of competitive proposals and that the remaining parties in the partnering process, including Company A and Company B, were unlikely to be able to provide a competitive acquisition offer. The Board directed members of Turning Point senior management to continue pursuing the potential partnering transactions.
Later on May 15, 2022, Goldman Sachs provided to Turning Point a proposed engagement letter relating to Goldman Sachs’ engagement as financial advisor to Turning Point and a disclosure letter with respect to previous work performed by Goldman Sachs on behalf of Bristol-Myers Squibb.
On May 16, 2022, Dr. Countouriotis spoke with Ms. Mily and conveyed that the $70.00 per share price was inadequate and discussed Bristol-Myers Squibb’s continued interest in the parallel partnering transaction. Ms. Mily indicated that Bristol-Myers Squibb was no longer interested in the partnering transaction and would not be submitting a revised term sheet. Ms. Mily requested that additional representatives of Bristol-Myers Squibb and its advisors be granted access to Turning Point’s virtual data room for expanded diligence with respect to Turning Point’s other pipeline assets and such access was subsequently provided.
Later on May 16, 2022, Turning Point received an additional partnering term sheet from Company C, a large-cap pharmaceutical company, that had a substantially lower upfront payment and overall financial terms than the partnering proposals received from Bristol-Myers Squibb and Company A.
On May 17, 2022, Goldman Sachs had a conference call with Gordon Dyal & Co., LLC (“Dyal”), financial advisor to Bristol-Myers Squibb, to coordinate on diligence matters. Goldman Sachs and Dyal continued to communicate regarding diligence matters over the following weeks.
On May 18, 2022, Turning Point held a management presentation by video call for representatives of Bristol-Myers Squibb to review Turning Point’s broader clinical drug pipeline.
Later on May 18, 2022, the Committee held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Turning Point senior management provided an update on the management presentation to Bristol-Myers Squibb and, along with representatives of Goldman Sachs, discussed further revisions to Turning Point’s management projections the Board had previously approved, to include the effect of capital expenditures and depreciation and amortization on cash flows, to extend the years covered in the projections from 2044 to 2046 and to update revenue estimates for new assets generated through the Turning Point platform. The Committee authorized the revisions to the management projections.
Representatives of Goldman Sachs then left the meeting and the Committee, with input from Turning Point senior management and representatives of Cooley, reviewed and discussed the terms of the engagement letter with Goldman Sachs and the disclosure letter with respect to previous work performed by Goldman Sachs on behalf of Bristol-Myers Squibb. After discussion and consideration of the disclosure letter, the Committee determined that the disclosed work on behalf of Bristol-Myers Squibb did not create a conflict that would impact Goldman Sachs’ ability to act as a financial advisor to Turning Point. Following such discussion, the Committee directed Turning Point senior management to negotiate the engagement letter with Goldman Sachs.
On May 19, 2022, Turning Point received a revised partnering proposal from Company A with improved terms.
Also on May 19, 2022, members of Turning Point senior management shared an initial draft merger agreement with the Board’s audit committee members for review and feedback on the proposed terms as drafted.
On May 20, 2022, Turning Point received a revised licensing proposal from Company B that provided for an upfront payment, with milestones to be determined and worldwide royalties, with such proposal dependent on diligence to be conducted.
On May 20, 2022, members of Turning Point senior management shared with the Committee an update on revised and improved partnering and licensing terms received from Company A and Company B.
On May 21, 2022, Ms. Mily contacted Dr. Countouriotis and reaffirmed Bristol-Myers Squibb’s desire to sign a definitive transaction agreement for the proposed acquisition on June 2, 2022 and announce the transaction early on June 3, 2022 before the ASCO Annual Meeting starting later that day, subject to completion of final due diligence and negotiation of a mutually acceptable merger agreement. Dr. Countouriotis noted that a draft merger agreement was prepared and would be shared following an improved acquisition proposal from Bristol-Myers Squibb. Dr. Countouriotis noted that Turning Point was continuing to advance both the partnering and acquisition processes in parallel.
On May 25, 2022, Ms. Mily contacted Dr. Countouriotis to update her on Bristol-Myers Squibb’s progress in its due diligence review and to inform Dr. Countouriotis that a meeting of Bristol-Myers Squibb’s board of directors would be taking place the next day to consider a revised acquisition proposal and that Ms. Mily would provide an update to Dr. Countouriotis after the board meeting. Dr. Countouriotis reiterated her and the Board’s confidence in the value of Turning Point and the attractiveness of the partnering process.
On May 26, 2022, Ms. Mily contacted Dr. Countouriotis to discuss the revised acquisition proposal that Bristol-Myers Squibb planned to submit and requested that Turning Point provide expanded access to diligence materials to facilitate Bristol-Myers Squibb’s completion of its corporate due diligence as well as a draft of the merger agreement. Following the call, Bristol-Myers Squibb submitted an updated non-binding, written offer to acquire Turning Point for $75.00 per share in cash, representing an equity value of approximately $4.0 billion and a premium of approximately 136% to Turning Point’s closing price on May 25, 2022 and a 142% premium to Turning Point’s volume weighted average closing price since April 12, 2022. The revised Bristol-Myers Squibb offer requested exclusivity.
Later on May 26, 2022, the Board held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Prior to senior management and representatives of Goldman Sachs joining the meeting, Dr. Countouriotis provided the Board with an update on her discussions with Ms. Mily with respect to the proposed acquisition and Bristol-Myers Squibb’s request for expanded diligence. Representatives of Cooley reviewed the proposed form of merger agreement. Turning Point senior management and representatives of Goldman Sachs then joined the meeting. Goldman Sachs reviewed the financial aspects of the revised offer and then, with Turning Point senior management, updated the Board on the partnering process.
Turning Point senior management and the representatives of Goldman Sachs then left the meeting and the Board, with input from the representatives of Cooley, reviewed and discussed the execution risks associated with the commercialization of the oncology assets and Turning Point’s ability to complete an alternative partnering transaction, as well as the terms of the proposed form of merger agreement and the engagement letter with Goldman Sachs. Following such discussion, the Board agreed that Turning Point should seek an additional price increase and request a best and final price; concurred that Dr. Countouriotis should indicate that they were seeking an offer price of $79.00 per share; determined that entering into exclusivity with Bristol-Myers Squibb would be premature; and authorized sharing the form of merger agreement with Ms. Mily and providing Bristol-Myers Squibb with access to diligence materials necessary for Bristol-Myers Squibb to complete its corporate due diligence. In addition, the Board approved the formal engagement of Goldman Sachs, and directed Turning Point senior management to enter into the engagement letter with Goldman Sachs.
After the meeting with the Board, later that day, Dr. Countouriotis spoke again with Ms. Mily and conveyed the Board’s desire for a $79.00 per share offer price and requested that Bristol-Myers Squibb come back with a best and final offer. Ms. Mily requested that Dr. Countouriotis provide a draft of the proposed merger agreement for consideration in connection with an updated offer.
On May 27, 2022, representatives of Goldman Sachs contacted Dyal to discuss process and next steps.
Also on May 27, 2022, Ms. Mily contacted Dr. Countouriotis to indicate that Bristol-Myers Squibb would not be in a position to deliver a revised acquisition proposal without a draft merger agreement and the ability to conduct final due diligence. The draft proposed merger agreement was sent by representatives of Cooley to representatives of Kirkland & Ellis (“Kirkland”), outside counsel for Bristol-Myers Squibb, later that day (which proposed a two-step tender offer), and an updated capitalization table for Turning Point was made available to Bristol-Myers Squibb.
Also on May 27, 2022, Turning Point entered into an engagement letter, as approved by the Board, with Goldman Sachs, as described in the section below titled “—Opinion of Goldman Sachs & Co. LLC.”
Later on May 27, 2022, the Board held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Members of Turning Point senior management provided an update on the status of diligence discussions with Bristol-Myers Squibb.
On May 28, 2022, Kirkland and Arnold & Porter, outside regulatory counsel for Bristol-Myers Squibb, had a call with Cooley to discuss the proposed structure of the transaction and regulatory matters.
On May 29, 2022, Ms. Mily contacted Dr. Countouriotis to reiterate the need for Bristol-Myers Squibb to complete its corporate due diligence in order to meet the planned timeline of announcing a definitive acquisition agreement on June 3, 2022. Ms. Mily also indicated that Bristol-Myers Squibb’s markup of the draft merger agreement would be provided by the end of day on May 30, 2022. Subsequently, access to corporate due diligence was granted to Bristol-Myers Squibb and various diligence calls were scheduled.
Also on May 29, 2022, the Board held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Members of Turning Point senior management provided an update on the status of discussions with Bristol-Myers Squibb, including the status of Bristol-Myers Squibb’s corporate due diligence review, as well as the discussions with respect to regulatory matters and transaction structure.
Between May 29 and May 31, 2022, Bristol-Myers Squibb and its legal and financial advisors conducted multiple diligence meetings by video call with members of Turning Point senior management and its legal, financial and tax advisors.
On May 30, 2022, representatives of Kirkland delivered a revised draft of the merger agreement to representatives of Cooley that, among other things, proposed a termination fee of 3.75% of the equity value and proposed that Bristol-Myers Squibb would not be obligated to engage in any divestures or take other remedial actions in order to obtain regulatory clearances.
On June 1, 2022, representatives of Cooley delivered a revised draft of the merger agreement to representatives of Kirkland. The revised draft merger agreement proposed a termination fee of 3.00% of equity value and proposed that Bristol-Myers Squibb be obligated to undertake certain remedial actions to obtain regulatory clearance. Later on the same day, representatives of Kirkland had a conference call with representatives of Cooley to discuss the revised draft of the merger agreement.
Also on June 1, 2022, Ms. Mily contacted Dr. Countouriotis to update her on the status of Bristol-Myers Squibb’s progress on finalizing its due diligence and to highlight open areas requiring further due diligence review. Later that afternoon, representatives of Turning Point provided responses to Bristol-Myers Squibb’s outstanding diligence requests.
Later on June 1, 2022, Company A submitted a further revised non-binding partnering proposal, which contained an upfront payment of $550 million, development and regulatory milestones of up to $655 million and sales-based milestones of up to $300 million plus royalties on ex-United States sales. Pursuant to the partnering proposal, Company A would also purchase up to $100 million of the equity of Turning Point at a market-based premium. The parties would co-develop repotrectinib globally (excluding Greater China) with Company A funding 60% of the development costs and Turning Point funding the remaining 40%. Pursuant to the partnering proposal, Turning Point and Company A would also co-commercialize repotrectinib in the United States, with Company A funding 55% of the commercialization costs (and receiving 55% of the net profits) and Turning Point funding the remaining 45% (and receiving 45% of the net profits). Company A also communicated that it was unwilling to enter into a binding partnering deal until Company A knew the outcome of Turning Point’s meeting with the FDA scheduled at the end of June.
On June 2, 2022, representatives of Kirkland delivered a revised draft of the merger agreement to representatives of Cooley (that, among other things, proposed a termination fee of 3.375% of equity value and reinserted the provision providing that Bristol-Myers Squibb would not be obligated to engage in any divestures or take other remedial actions in order to obtain regulatory clearances) and the parties continued to negotiate the open terms of the merger agreement and to finalize the disclosure schedules. During these discussions, the parties discussed adding a reverse termination fee to address regulatory related matters.
Also on June 2, 2022, Ms. Mily communicated to Dr. Countouriotis a best and final offer of $76.00 per share in cash, tied to acceptance of a proposed reverse termination fee of 3.375% of equity value and regulatory provisions.
Later on June 2, 2022, the Board held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley, during which Dr. Countouriotis provided an update with respect to Bristol-Myers Squibb’s best and final offer price of $76.00 and the regulatory proposal, including the proposed reverse termination fee. The Board also discussed the history of discussions relating to the regulatory provisions in the draft merger agreement and the termination fee.
Later on June 2, 2022, the Board held a second meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley.
Prior to Turning Point senior management and representatives of Goldman Sachs joining the meeting, the Board discussed the final offer from Bristol-Myers Squibb and Company A’s revised term sheet for the partnering transaction. The Board further noted that Company A had conditioned its execution of the partnering transaction on knowing the outcome of the pre-NDA meeting with the FDA scheduled for the end of June. The Board also discussed changes to the management financial projections to add stock-based compensation expense and to update the fully diluted share count. The Board authorized such revisions to the management financial projections and directed Goldman Sachs to use the updated projections in connection with its financial analyses of the proposed acquisition, which Projections are further described under the caption “—Certain Financial Projections.” Representatives of Goldman Sachs then reviewed with the Board its financial analysis of the $76.00 per share cash amount. Thereafter, Goldman Sachs rendered an oral opinion, confirmed by delivery of a written opinion dated June 2, 2022, to the Board that, as of that date and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be paid to the holders of Shares (other than to Bristol-Myers Squibb and its Affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders.
Members of Turning Point senior management and representatives of Cooley then updated the Board on the final negotiations and discussions with Bristol-Myers Squibb regarding the proposed definitive transaction documentation. Representatives of Cooley discussed certain legal matters with the Board, including the fiduciary duties of directors and the key material provisions of the Merger Agreement and responded to the Board’s questions. Cooley also discussed the proposed Board resolutions, including the treatment of equity awards and gross-up agreements with certain executives. Turning Point senior management and representatives of Goldman Sachs then left the meeting. The Board discussed the proposed Transactions and proposed Board resolutions. After carefully considering the proposed terms of the Transactions with Bristol-Myers Squibb, and taking into consideration the matters discussed during that meeting and prior meetings of the Board, as further described under the caption “—Reasons for Recommendation,” including the Board’s belief that (i) as a result of an active negotiating process, Turning Point had obtained Bristol-Myers Squibb’s best offer, (ii) there was substantial risk of losing Bristol-Myers Squibb’s final offer if Turning Point continued to pursue a higher price, (iii) based on the conversations and negotiations with Bristol-Myers Squibb, the Offer Price represented the highest price reasonably obtainable by Turning Point, and (iv) that while partnering repotrectinib and continuing as a standalone company was a sound strategic alternative, there were significant execution risks associated with this strategy that could undermine future value creation, the Board unanimously (a) determined that the Merger Agreement and the Transactions are advisable to, and in the best interest of, Turning Point and its stockholders, (b) approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation of the Transactions, (c) agreed that the Merger shall be subject to Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of Turning Point tender their Shares pursuant to the Offer.
Later that night, Turning Point and Bristol-Myers Squibb executed the Merger Agreement.
On the morning of June 3, 2022, Turning Point and Bristol-Myers Squibb issued a joint press release announcing the transaction.
(ii)	Reasons for Recommendation
The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.
•
Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by Turning Point’s stockholders, and considered:

•
the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that the cash Offer Price of $76.00 per Share represents a premium of: (i) approximately 122% to the closing price of common stock of $34.16 per share on June 2, 2022, the last full trading day prior to the announcement of the Offer and the Merger; (ii) approximately 7% to the 52-week high closing price of common stock; (iii) approximately 144% to the 30-day trading period volume weighted average price (“VWAP”) of common stock; (iv) approximately 147% to the 60-day trading period VWAP of common stock; (v) approximately 155% to the 90-day trading period VWAP of common stock; and (vi) approximately 322% to Turning Point’s initial public offering price;

•
the fact that, during the course of negotiations with Bristol-Myers Squibb (as more fully described in the section above titled “—Background of the Offer and the Merger”), Bristol-Myers Squibb increased its initial offer from $58.00 per share on May 6, 2022, to $70.00 per share on May 14, 2022, to $75.00 per share on May 26, 2022, and then, ultimately, to $76.00 per share on June 2, 2022;

•
the Board’s belief that (i) as a result of an active negotiating process, Turning Point had obtained Bristol-Myers Squibb’s best offer, (ii) there was substantial risk of losing Bristol-Myers Squibb’s final offer of $76.00 per Share if Turning Point continued to pursue a higher price and (iii) based on the conversations and negotiations with Bristol-Myers Squibb, as of the date of the Merger Agreement, the Offer Price of $76.00 per Share represented the highest price reasonably obtainable by Turning Point under the circumstances;

•
the fact that Turning Point conducted a robust partnering process for its lead asset, repotrectinib, that enabled it to (i) identify strategic parties that were likely to be interested in acquiring Turning Point, (ii) optimize its strategic alternative of continuing to operate as a standalone public company and (iii) create a competitive dynamic in the negotiating process with Bristol-Myers Squibb relating to the Offer, the fact that Bristol-Myers Squibb withdrew its partnering proposal and indicated that it was willing to pursue only the acquisition and the fact that the party who offered the best partnering terms (excluding Bristol-Myers Squibb’s withdrawn partnering proposal) was unwilling to enter into the partnering transaction until Turning Point received minutes from its pre-NDA meeting with the FDA in late June 2022;

•	the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which allows Turning Point’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with continuing to operate as a standalone company, with or without the proposed partnering transaction, including risks of obtaining marketing approval for the lead product, meeting Turning Point senior management's prospective forecasts (as more fully described in the section below titled “—Certain Financial Projections”), transitioning to a commercial drug company and executing successfully on a commercialization strategy and continuing to develop current pipeline assets and discover or acquire new pipeline assets and certain macroeconomic conditions (as more fully described below), including the COVID-19 pandemic, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares;
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the current state of the U.S. and global economies, including the recent downward trend in the biopharmaceutical financial markets, increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required if any of Turning Point’s product candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of Turning Point’s pipeline programs and candidates that Turning Point may develop; and

•
the oral opinion of Goldman Sachs rendered to the Board, subsequently confirmed in writing by delivery of its written opinion, dated June 2, 2022, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the Offer Price to be paid to holders (other than Bristol-Myers Squibb and its Affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (as more fully described in the section below titled “—Opinion of Goldman Sachs & Co. LLC”). The full text of the written opinion of Goldman Sachs, dated June 2, 2022, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:
•	the financial strength of Bristol-Myers Squibb and its ability to fund the Offer Price with cash on hand;
•	the absence of any financing condition in the Merger Agreement;
•	the business reputation and capabilities of Bristol-Myers Squibb, including Bristol-Myers Squibb’s track record of successfully completing merger and acquisition transactions;
•	the likelihood of obtaining required regulatory approvals;
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the limited nature of the conditions to Bristol-Myers Squibb’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” in the Merger Agreement that includes COVID-19 related carveouts and the exclusion of certain regulatory, manufacturing, clinical and related matters relating to the products of Turning Point and Bristol-Myers Squibb, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•
the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined in the section below titled “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed or waived without the prior written consent of Turning Point; and

•
the Transaction is structured as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Turning Point’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Opportunity to Receive Unsolicited Alternative Proposals, Terminate the Merger Agreement in Order to Accept a Superior Proposal, and Receive a Reverse Termination Fee in the Event the Merger Agreement Is Terminated Under Certain Circumstances, Among Other Factors. The Board considered the following:

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Turning Point’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after June 2, 2022 and prior to the time that the Offer is consummated;

•
the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $138,000,000, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•
the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Turning Point’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior offer or development constituting a change in circumstances;

•
the provision in the Merger Agreement requiring Bristol-Myers Squibb to pay Turning Point a reverse termination fee of $138,000,000 in cash in the event the Merger Agreement is terminated after the End Date (as defined in the Merger Agreement), as a result of certain conditions related to antitrust laws not being satisfied;

•
the provision in the Merger Agreement requiring Bristol-Myers Squibb to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•	the availability of statutory appraisal rights to the stockholders of Turning Point who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.
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Product Development and Commercialization Risks. The Board’s assessment of Turning Point’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in Turning Point’s business, including:

•
the fact that Turning Point has never commercialized a product and the fact that Turning Point’s lead product development candidate, repotrectinib, has not yet been approved for marketing by the U.S. Federal and Drug Administration (“FDA”) or by any similar non-U.S. regulatory body, as well as the status and prospects for Turning Point’s current pipeline of other drug candidates, and the risks inherent in the research, development, regulatory review and potential future commercialization of these drug candidates;

•
the significant risks and challenges associated with commercializing each of repotrectinib and elzovantinib, including product development and pre-commercial operations, the costs associated with successfully scaling commercial operations globally, the possible failure or delays of current or future preclinical studies or clinical trials and the risk that Turning Point is unable to generate adequate product revenue or achieve profitability;

•
the risk in Turning Point’s ability to successfully enter into and monetize its assets through license, collaboration or co-promote agreements or partnerships with industry members that possess comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships;

•
the risk in Turning Point’s ability to advance the development of the asset in-licensed recently from LaNova Medicines Limited and Turning Point’s ability to discover and advance the development of new pipeline assets and/or acquire new pipeline programs through business development;

•	the outcome, timing and costs of bringing repotrectinib to market and risks if Turning Point is unable to maximize its potential across a range of oncology indications;
•	the reliance on third parties or partners to conduct clinical trials and the risks and costs of hiring additional personnel as Turning Point’s pre-commercial and clinical activities increase;
•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval of repotrectinib;
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adverse side effects or other safety risks associated with repotrectinib, elzovantinib or Turning Point’s other drug candidates could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any;

•
the risks inherent in obtaining regulatory approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors to be able to sell repotrectinib and Turning Point’s other product candidates;

•	the outcome, timing and costs of seeking regulatory and marketing approvals for Turning Point’s drug candidates and other product development programs; and
•
risks and potential delays relating to the manufacturing and supply of Turning Point’s drug candidates and future drug candidates for clinical trials and in preparation for commercialization, and the risk of reliance on suppliers, including due to the failure to comply with manufacturing regulations.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:
•
the fact that the Offer Price, while providing relative certainty of value, would not allow Turning Point’s stockholders to participate in the possible growth and potential future earnings of Turning Point following the completion of the Transactions, including potential positive outcomes in Turning Point’s drug candidates, which could result if Turning Point remained an independent, publicly traded company;

•
the fact that the pendency of the Merger may cause Turning Point to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Turning Point and the effect of such disruptions on Turning Point’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Turning Point’s business and towards completion of the Offer and the Merger;
•
the interests of Turning Point’s executive officers and directors and the fact that Turning Point’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Turning Point’s stockholders, generally, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Turning Point and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;
•
the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on:

•
the trading price of Turning Point’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Turning Point, (ii) the possibility that the marketplace would consider Turning Point to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	Turning Point’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger; and
•	Turning Point’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;
•
the effect of the non-solicitation provisions of the Merger Agreement that restrict Turning Point’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Turning Point, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Turning Point will be required to pay a termination fee of $138,000,000, which could discourage certain alternative proposals for an acquisition of Turning Point within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Turning Point’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;
•
the effect of the restrictions in the Merger Agreement on the conduct of Turning Point’s business prior to the consummation of the Merger, which may delay or prevent Turning Point from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Turning Point would otherwise take with respect to the operations of Turning Point absent the pending Merger;

•	the fact that the completion of the Merger will require certain antitrust clearance and consents, which clearances and consents could subject the Merger to unforeseen delays and risks; and
•	other risks of the type and nature as further described below in the section titled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”
In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable to, and in the best interest of, Turning Point and its stockholders, (ii) approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation of the Transactions, (iii) agreed that the Agreement is subject to Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Turning Point tender their Shares pursuant to the Offer for the foregoing reasons.
The foregoing discussion of the Board’s reasons for its recommendation that Turning Point’s stockholders tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Turning Point’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Turning Point’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Turning Point and its Executive Officers, Directors and Affiliates.”
(iii)	Certain Financial Projections
Turning Point does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.
However, in connection with the review of potential strategic alternatives, including partnering discussions, Turning Point senior management, at the direction of the Board, prepared unaudited financial projections. Beginning in April 2022, Turning Point senior management prepared draft forecasts for 2022 through 2044 in connection with the partnering process, which were approved by the Board on May 9, 2022 (the “May Forecasts”) and described more fully in the section above titled “—Background of the Offer and the

Merger.” Thereafter, Turning Point senior management updated the May Forecasts to (1) include the effect of capital expenditures and depreciation and amortization on cash flows; (2) extend the years covered in the projections from 2044 to 2046; (3) update revenue estimates for new assets generated by the Company; and (4) include stock-based compensation as a cash expense. On June 2, 2022, Turning Point senior management provided the final projections, as summarized below (the “Projections”), and Turning Point’s projected tax savings from the use of Turning Point’s historical net operating losses (“NOLs”), as summarized below (the “NOL Forecasts”), to the Board and to Goldman Sachs and, consistent with the view of Turning Point senior management that the Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of Turning Point on a risk adjusted basis, the Board approved the Projections and the NOL Forecasts on June 2, 2022 and directed Goldman Sachs to use the Projections and the NOL Forecasts in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.
The Projections reflect estimates and assumptions made by Turning Point senior management with respect to product launch years, peak sales, and patent and regulatory exclusivity for both identified pipeline assets and future pipeline projects, general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Turning Point’s control. The May Forecasts, the Projections and the NOL Forecasts assume that Turning Point commercializes all of its assets under development in the United States and partners all assets outside the United States. In particular, the May Forecasts, the Projections and the NOL Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the May Forecasts, the Projections and the NOL Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Turning Point’s business and its results of operations. The May Forecasts, the Projections and the NOL Forecasts were developed solely using the information available to Turning Point senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the May Forecasts, the Projections and the NOL Forecasts not being achieved include the ability to generate revenue for repotrectinib, elzovantinib, and other Turning Point pipeline assets, the effectiveness of Turning Point’s commercial execution, the effect of regulatory actions, including the impact on product launch years, the decisions of third-party partners and potential third-party partners, the ability to partner and terms of any such partnering transactions in ex-US jurisdictions, the success of clinical testing and development, manufacturing and supply availability, patent life and other exclusivity, the effect of global economic conditions, including COVID-19, and increases in regulatory oversight and other risk factors described in Turning Point’s annual report on Form 10-K for the fiscal year ended December 31, 2021, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The May Forecasts, the Projections and the NOL Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.
None of Turning Point, Bristol-Myers Squibb or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the May Forecasts, the Projections or the NOL Forecasts or the ultimate performance of Turning Point relative to the May Forecasts, the Projections or the NOL Forecasts. The May Forecasts, the Projections and the NOL Forecasts were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Turning Point’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the May Forecasts, the Projections and the NOL Forecasts or expressed any opinion or any form of assurance related thereto. The inclusion of the May Forecasts, the Projections and the NOL Forecasts in this Schedule 14D-9 does not constitute an admission or representation of Turning Point that the May Forecasts, the Projections or the NOL Forecasts or the information contained therein is material. Except as required by applicable law, neither Turning Point nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the May Forecasts, the Projections or the NOL Forecasts if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the May Forecasts, the Projections and the NOL Forecasts, which were prepared as of an earlier date.
The May Forecasts, the Projections and the NOL Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Turning Point in its public filings with the SEC. The May Forecasts, the Projections and the NOL Forecasts were developed by Turning Point senior management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the May Forecasts, the Projections and the NOL Forecasts do not give effect to the proposed Merger or any changes to Turning Point’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the May Forecasts, the Projections and the NOL Forecasts do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.
The May Forecasts, the Projections and the NOL Forecasts further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the May Forecasts, the Projections and the NOL Forecasts should not be regarded as an indication that Turning Point or anyone who received the May Forecasts, the Projections or the NOL Forecasts then considered, or now considers, the May Forecasts, the Projections or the NOL Forecasts to be necessarily predictive of actual future events, and this information should not be relied upon as such. Turning Point senior management views the May Forecasts, the Projections or the NOL Forecasts as being subject to inherent risks and uncertainties associated with such long-range projections.
The unlevered free cash flow measure, total adjusted revenue and NOPAT contained in the May Forecasts and the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Goldman Sachs in connection with the Offer or the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the May Forecasts and the Projections to the relevant GAAP financial measures. The May Forecasts, the Projections and the NOL Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.
In light of the foregoing factors and uncertainties inherent in the May Forecasts, the Projections and the NOL Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the May Forecasts, the Projections and the NOL Forecasts set forth below. The information and tables set forth below are included solely to give Turning Point stockholders access to a summary of the May Forecasts, the Projections or the NOL Forecast that were made available to the Board and Goldman Sachs and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

May Forecasts
The following May Forecasts do not reflect the adjustments that were made as described above between the May Forecasts and the Projections:
(dollars in millions)
	Q2-Q4 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044
Unlevered Free Cash Flow(1)	$121	($326)	($250)	($128)	$170	$180	$348	$406	$458	$485	$555	$648	$766	$899	$799	$728	$762	$714	$697	$701	$670	$599	$538
(1)
Unlevered free cash flow is calculated as NOPAT as adjusted for changes in working capital. The calculation did not reflect any depreciation and amortization or capital expenditures, and NOPAT did not reflect any stock based compensation expense. As instructed by Turning Point senior management, Goldman Sachs did not offset Turning Point’s taxes by NOLs, resulting in a decrease to unlevered free cash flow of $30 million in 2022, $37 million in 2026, $39 million in 2027, $75 million in 2028 and $59 million in 2029.

Projections
(dollars in millions)
	Q2-Q4 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Total Unadjusted Revenue	$350	$4	$83	$237	$1,027	$755	$1,353	$1,430	$1,794	$2,398	$3,325	$4,524	$6,080	$7,951	$9,367	$10,656	$12,116	$13,241	$14,527	$15,644	$15,636	$14,766	$14,152	$14,258	$14,535
Adjusted Revnue by Product
Repotrectinib - ROS1+ NSCLC	—	$4	$73	$200	$307	$379	$422	$447	$452	$394	$398	$411	$427	$443	$222	$55	$3	—	—	—	—	—	—	—	—
Repotrectinib - NTRK+ Solid Tumors	—	—	$1	$12	$37	$62	$76	$85	$92	$94	$98	$103	$107	$111	$56	$14	$1	—	—	—	—	—	—	—	—
Repotrectinib - Zai Royalties	—	—	$0	$2	$4	$5	$6	$5	$5	$5	$5	$5	$5	$5	$2	$1	$0	—	—	—	—	—	—	—	—
Elzovantinib	—	—	—	—	$12	$72	$144	$175	$191	$199	$205	$213	$221	$229	$238	$246	$256	$128	$32	$2	—	—	—	—	—
TPX-0046	—	—	—	—	$1	$12	$38	$58	$63	$65	$67	$69	$72	$75	$77	$80	$83	$41	$10	$1	—	—	—	—	—
TPX-0131	—	—	—	—	$2	$13	$28	$31	$32	$33	$34	$35	$37	$38	$39	$41	$43	$44	$46	$23	$6	$0	—	—	—
TPX-4589	—	—	—	—	—	—	$2	$12	$18	$18	$19	$29	$60	$80	$85	$88	$91	$94	$97	$60	$36	$27	—	—	—
Platform(1)	—	—	—	—	—	—	—	—	$19	$66	$133	$213	$307	$431	$555	$664	$775	$889	$1,006	$1,128	$1,149	$1,091	$1,061	$1,069	$1,090
Upfront Royalty Payments	$350	—	—	—	$190	—	$25	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Adjusted Revenue(2)	$350	$4	$74	$213	$553	$544	$740	$813	$871	$875	$959	$1,079	$1,235	$1,412	$1,274	$1,190	$1,250	$1,196	$1,191	$1,213	$1,191	$1,118	$1,061	$1,069	$1,090
NOPAT(3)	$98	($356)	($268)	($136)	$170	$180	$347	$401	$452	$478	$551	$647	$768	$904	$800	$736	$782	$739	$734	$750	$732	$674	$628	$634	$653
Unlevered Free Cash Flow(4)	$90	($366)	($275)	($144)	$162	$173	$341	$399	$451	$478	$549	$643	$763	$898	$803	$738	$779	$740	$733	$749	$732	$675	$630	$634	$652
(1)	Includes two INDs per year in 2023 and 2024 and one IND per year thereafter.
(2)
Total adjusted revenue assumes probability of success rates as follows: 90% for repotrectinib - ROS1+ NSCLC; 90% for repotrectinib - NTRK+ Solid Tumors; 90% for repotrectinib – Zai Royalties; 50% for elzovantinib; 25% for TPX-0046; 20% for TPX-0131; 12.5% for TPX-4589; and 7.5% for Platform.

(3)
NOPAT is calculated as total adjusted revenue less (i) cost of goods sold, less (ii) total operating expenses, which include the impact of research and development expenses, general and administrative expenses, commercial expenses, depreciation and amortization and stock-based compensation, less (iii) taxes (assuming a long-term tax rate of 21%).

(4)
Unlevered free cash flow is calculated as NOPAT plus (i) depreciation and amortization, less (ii) capital expenditures, adjusted for (iii) changes in working capital. As instructed by Turning Point senior management, Goldman Sachs did not offset Turning Point’s taxes by NOLs, resulting in a decrease to unlevered free cash flow of $25 million in 2022, $36 million in 2026, $38 million in 2027, $74 million in 2028 and $71 million in 2029. For more information, please see the section below titled “—Opinion of Goldman Sachs & Co. LLC.”

NOL Forecasts
The NOL Forecasts were prepared by Turning Point senior management and were made available to the Board and Goldman Sachs. As instructed by Turning Point senior management, Goldman Sachs separately calculated the present value of the tax savings from the NOL Forecasts and included the result in its determination of estimated implied equity values as discussed in the section below titled “—Opinion of Goldman Sachs & Co. LLC.” The following table assumes a tax rate of 21%. Years 2030-2046 have been omitted from the following table because no further NOLs would be generated or available for use in those years.
(dollars in millions)
	Q2-Q4 2022	2023	2024	2025	2026	2027	2028	2029
Post-2017 NOL Ending Balance	$383	$702	$937	$1,042	$870	$688	$337	—
Total NOL Utilized	$120	—	—	—	$172	$182	$352	$337
NOL Tax Savings	$25	—	—	—	$36	$38	$74	$71
(iv)	Opinion of Goldman Sachs & Co. LLC
Goldman Sachs rendered its opinion to the Board that, as of June 2, 2022, and based upon and subject to the factors and assumptions set forth therein, the $76.00 in cash per Share to be paid to the holders (other than Bristol-Myers Squibb and its affiliates) of the Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated June 2, 2022, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with the Board’s consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the Merger Agreement;
•	annual reports to stockholders and Annual Reports on Form 10-K of Turning Point for the three fiscal years ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively;
•	Turning Point’s Registration Statement on Form S-1, including the prospectus contained therein dated April 8, 2019, relating to an initial public offering of the Shares;
•
Turning Point’s Registration Statement on Form S-1, including the prospectus contained therein dated September 5, 2019, and Turning Point’s Registration Statement on Form S-3, including the prospectus contained therein dated May 15, 2020 and the prospectus supplements dated May 18, 2020 and October 29, 2020, relating to follow-on public offerings of the Shares;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Turning Point;
•	certain other communications from Turning Point to its stockholders;
•	certain publicly available research analyst reports for Turning Point;
•	the Projections; and
•	the NOL Forecasts.
Goldman Sachs also held discussions with members of Turning Point senior management regarding their assessment of the past and current business operations, financial condition and future prospects of Turning Point;

reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Turning Point with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering its opinion, Goldman Sachs, with Turning Point’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with Turning Point’s consent, that the Projections and the NOL Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Turning Point senior management. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Turning Point and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Turning Point to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Turning Point; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other change of control business combination with, Turning Point. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares, as of the date of the opinion, of the $76.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Turning Point; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Turning Point, or class of such persons, in connection with the Transactions, whether relative to the $76.00 in cash per Share to be paid to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. In addition, Goldman Sachs did not express any opinion as to the prices at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Turning Point, Bristol-Myers Squibb or the Transactions, or as to the impact of the Transactions on the solvency or viability of Turning Point or Bristol-Myers Squibb or the ability of Turning Point or Bristol-Myers Squibb to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and the opinion expressed herein are provided for the information and assistance of the Board in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’

financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 2, 2022, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.
Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the one-year period ended June 2, 2022. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to (i) the closing price per Share on June 2, 2022, the last trading day before public announcement of the Transactions, (ii) the high closing price per Share for the 52-week period ended June 2, 2022, (iii) the volume weighted average price (the “VWAP”) per Share for the preceding thirty-, sixty- and ninety-calendar day periods ended June 2, 2022, and (iv) the VWAP per Share for the period beginning April 13, 2022, the day after the Blinded Independent Central Review Data was released after market close on April 12, 2022, and ended June 2, 2022.
This analysis indicated that the price per share to be paid to Turning Point’s stockholders pursuant to the Merger Agreement represented:
•	a premium of approximately 122% based on the closing price per Share of $34.16 on June 2, 2022, the last trading day before public announcement of the Transactions;
•	a discount of approximately 7% based on the highest closing price per Share of $81.99 for the 52-week period ended June 2, 2022;
•	a premium of approximately 144% based on the VWAP per Share of $31.13 for the thirty-calendar day period ended June 2, 2022;
•	a premium of approximately 147% based on the VWAP per Share of $30.74 for the sixty-calendar day period ended June 2, 2022;
•	a premium of approximately 155% based on the VWAP per Share of $29.82 for the ninety-calendar day period ended June 2, 2022; and
•
a premium of approximately 144% based on the VWAP per Share of $31.18 for the period beginning April 13, 2022, the day after the Blinded Independent Central Review Data was released after market close on April 12, 2022, and ended June 2, 2022.

Illustrative Discounted Cash Flow Analysis. Using the Projections and the NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Turning Point. Using a mid-year convention and discount rates ranging from 10.5% to 12.5%, reflecting estimates of Turning Point’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2022 (i) estimates of unlevered free cash flow for Turning Point for the second, third and fourth quarters of 2022 and the years 2023 through 2046 as reflected in the Projections and (ii) a range of illustrative terminal values for Turning Point, which were calculated by applying perpetuity growth rates ranging from 1.0% to 3.0%, to a terminal year estimate of the free cash flow to be generated by Turning Point, as reflected in the Projections. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (the “CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of United States gross domestic product and inflation. In addition, assuming a 21% tax rate and using discount rates ranging from 10.5% to 12.5%, reflecting estimates of Turning Point’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2022 the estimated benefits of Turning Point’s NOLs for the years 2022 through 2046, as reflected in the NOL Forecasts.
Goldman Sachs derived ranges of illustrative enterprise values for Turning Point by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Turning Point the net cash balance of Turning Point as of March 31, 2022 pro forma for in-license on TPX-4589, as provided by Turning Point senior management and approved for Goldman Sachs’ use by Turning Point senior management, and the value of Turning Point’s NOLs as of March 31, 2022 based on the NOL Forecasts, to derive a range of illustrative equity values for Turning Point. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Turning Point as of June 1, 2022, as provided by Turning Point senior management and approved for Goldman Sachs’ use by Turning Point senior management, using the treasury stock method, to derive a range of illustrative present values per Share ranging from $61.10 to $80.30.
Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for 14 all-cash acquisition transactions announced during the time period from January 1, 2018 through June 2, 2022 involving a public company in the biotechnology industry as the target where the disclosed enterprise value for the transaction was between $2 billion and $5 billion.
Date Announced	Target	Acquirer	Premium To Target’s Last Undisturbed Closing Share Price
November 18, 2021	Dicerna Pharmaceuticals, Inc.	Novo Nordisk A/S	80%
August 23, 2021	Trillium Therapeutics Inc.	Pfizer Inc.	204%
August 3, 2021	Translate Bio, Inc.	Sanofi S.A.	30%
February 1, 2021	Viela Bio, Inc.	Horizon Therapeutics Public Limited Company	53%
August 31, 2020	Aimmune Therapeutics, Inc.	Nestle S.A.	174%
August 17, 2020	Principia BioPharma Inc.(1)	Sanofi S.A.	35%
March 2, 2020	Forty Seven, Inc.	Gilead Sciences, Inc.	96%
December 9, 2019	Synthorx, Inc.	Sanofi S.A.	172%
December 9, 2019	ArQule, Inc.	Merck Sharp & Dohme Corp.	107%
December 2, 2019	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	107%
October 10, 2019	Ra Pharmaceuticals, Inc.	UCB S.A.	112%
February 22, 2019	Spark Therapeutics, Inc.	Roche Holding Ltd.	122%
October 17, 2018	Endocyte, Inc.	Navortis AG	50%
January 28, 2018	Ablynx NV(1)	Sanofi S.A.	118%
75th Percentile			121%
Median			107%
25th Percentile			60%
(1)	Reflects an undisturbed price that is not the closing price the day prior to announcement.
For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the 14 transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. The results of this analysis are presented in the table above. Using this analysis, Goldman Sachs applied a reference range of illustrative premia of 60% to 121% to the undisturbed closing price per Share of $34.16 as of June 2, 2022 and calculated a range of implied equity values per Share of $54.66 to $75.49.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Turning Point or Bristol-Myers Squibb or the contemplated Transactions.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $76.00 in cash per Share to be paid to the holders (other than Bristol-Myers Squibb and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Turning Point, Bristol-Myers Squibb, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Offer Price was determined through arm’s-length negotiations between Turning Point and Bristol-Myers Squibb and was approved by the Board. Goldman Sachs provided advice to Turning Point during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Turning Point or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
As described above in the section titled “—Reasons for Recommendation,” Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Turning Point, Bristol-Myers Squibb, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Turning Point in connection with, and participated in certain of the negotiations leading to, the Transactions contemplated by the Merger Agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Turning Point and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as left lead bookrunner with respect to a follow-on public offering of 4,597,702 Shares in October 2020. During the two year period ended June 2, 2022, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Turning Point and/or its affiliates of approximately $12.2 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Bristol-Myers Squibb and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to the public offering of Bristol-Myers Squibb’s 0.537% senior unsecured notes due 2023, 0.750% senior unsecured notes due 2025, 1.125% senior unsecured notes due 2027, 1.450% senior unsecured notes due 2030, 2.350% senior unsecured notes due 2040, and 2.550% senior unsecured notes due 2050 (aggregate principal amount $7,000,000,000) in November 2020; as joint bookrunner with respect to the public offering of Bristol-Myers Squibb’s 2.950% senior unsecured notes due 2032, 3.550% senior unsecured notes due 2042, 3.700% senior unsecured notes due 2052, and 3.900% senior unsecured notes due 2062 (aggregate principal amount $6,000,000,000) in February 2022; and as dealer manager with respect to the repurchase by Bristol-Myers Squibb and Celgene Corporation, a wholly owned subsidiary of Bristol-Myers Squibb, of notes (aggregate principal amount $5,200,000,000) in March 2022. During the two year period ended June 2, 2022, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Bristol-Myers Squibb and/or its affiliates of approximately $8.9 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Turning Point, Bristol-Myers Squibb and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.
The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated May 27, 2022, Turning Point engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Turning Point and Goldman Sachs provides for a fee in connection with the Transactions that is estimated, based on the information available as of the date of announcement, at approximately $57.5 million, $15 million of which became payable at announcement of the

Transactions, and the remainder of which is contingent upon consummation of the Transactions. In addition, Turning Point has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement, including certain liabilities under the federal securities laws.
(v)	Intent to Tender
As of June 10, 2022, our directors and executive officers, as a group, beneficially owned 2,290,774 Shares (excluding Shares issuable upon exercise of Options, vesting of RSUs or PSUs and the aggregate transaction consideration payable for such shares), representing approximately 4.60% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered, pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.	Person/Assets Retained, Employed, Compensated or Used.
Pursuant to Goldman Sachs’ engagement letter with Turning Point, Turning Point retained Goldman Sachs as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Goldman Sachs provided to the Board Goldman Sachs’ opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Goldman Sachs’ services as a financial advisor to Turning Point, Turning Point has agreed to pay Goldman Sachs an aggregate fee currently estimated to be approximately $57,500,000, of which $15,000,000 was payable upon announcement of the Transaction and the balance is payable contingent upon consummation of the Transactions. In addition, Turning Point has agreed to reimburse certain of Goldman Sachs’ reasonable and documented expenses arising, and to indemnify Goldman Sachs and related parties against certain liabilities that may arise, out of Goldman Sachs’ engagement.
Neither Turning Point nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Turning Point on its behalf with respect to the Offer or the Merger.
Item 6.	Interest in Securities of the Subject Company.
No transactions with respect to the Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9, except for the following:
Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Brian Sun	April 11, 2022	RSUs acquired pursuant to an existing Equity Incentive Plan	45,000	$0.00
Brian Sun	April 11, 2022	Options granted	195,000	$0.00
Steve Sabus	May 31, 2022	RSUs acquired pursuant to an existing Equity Incentive Plan	36,667	$0.00
Steve Sabus	May 31, 2022	Options granted	165,000	$0.00
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Turning Point is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Turning Point’s securities by Turning Point, Turning Point’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Turning Point or Turning Point’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of Turning Point or any affiliate of Turning Point, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Turning Point.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents) of the Offer to Purchase.

Item 8.	Additional Information.
Golden Parachute Compensation
See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Turning Point and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.
Conditions to the Offer
The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
On June 2, 2022, our Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable to, and in the best interest of, Turning Point and its stockholders, (ii) approved the execution, delivery and performance by Turning Point of the Merger Agreement and the consummation of the Transactions, (iii) agreed that the Merger Agreement is to be subject to Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of Turning Point tender their Shares pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Bristol-Myers Squibb or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by our stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as further described in the section above titled “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Turning Point who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule

14D-9 as Annex II. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Turning Point will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Turning Point at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Turning Point of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to Turning Point Therapeutics, Inc., 10628 Science Center Drive, Ste. 200, San Diego, California 92121, Attention: Brian Sun, Senior Vice President and General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Turning Point is under no obligation to and has no present intention to file a petition and holders should not assume that Turning Point will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder, who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Transactions.
U.S. Antitrust
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.
Each of Bristol-Myers Squibb and Turning Point will promptly file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form, but this period may change if Bristol-Myers Squibb voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. Thereafter, Bristol-Myers Squibb and Turning Point will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would prohibited by court order.

Other Antitrust Approvals
Bristol-Myers Squibb and Turning Point are active outside of the United States. Based on a review of the information currently available about the businesses of Bristol-Myers Squibb and Turning Point, a filing with Germany’s Federal Cartel Office (“FCO”) under the German Act Against Restraints of Competition is required, which Bristol-Myers Squibb will submit together with Turning Point. The FCO’s review period will expire one month after submission of the complete filing, unless the FCO initiates an in-depth investigation during that time period. If the FCO initiates an in-depth investigation, the review period is extended to a total of five months from the date of submission of the initial complete filing, although further extensions are also possible. As a pre-condition to closing the Offer and the Merger, the FCO must have granted approval or the applicable review period must have expired without the FCO having taken a decision, or the FCO must have informed Bristol-Myers Squibb and Turning Point that the transaction is not subject to merger control in Germany, or the FCO must have lost jurisdictions over the case as a result of a referral under Article 22 of Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EU Merger Regulation”).
Bristol-Myers Squibb and Turning Point do not meet the filing thresholds of the EU Merger Regulation. However, the European Commission (“EC”) has the authority to examine the Offer if it receives a valid referral request from one or more EU Member State(s). If it receives a valid referral request, the EC may decline the referral request, or it may accept the referral request and start a review under the EU Merger Regulation. The EC has an initial review period of 25 working days (which gets extended to 35 working days in case Bristol-Myers Squibb proposes commitments) following the submission of sufficient information by Bristol-Myers Squibb and Turning Point following the EC’s acceptance of the referral request. Before the end of the initial review period, the EC can initiate an in-depth investigation, which would extend the review period by 90 working days, although further extensions are also possible. As a pre-condition to closing the Offer and the Merger, the EC must not have informed Bristol-Myers Squibb or Turning Point of a referral request, or alternatively, the EC must have rejected such a referral request or following acceptance of a referral request, the EC must have granted clearance or the applicable review period must have expired without the EC having taken a decision.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Turning Point, please see Turning Point’s Annual Report on Form 10-K for the year ended December 31, 2021 and Turning Point’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022.
Cautionary Note Regarding Forward-Looking Statements
Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including statements relating to the acquisition of Turning Point by Bristol-Myers Squibb and any statements relating to Turning Point’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the Transactions including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including with respect to the timing of the Offer and Merger; the number of Shares that will be tendered in the Offer; legal proceedings that may be instituted related to the Merger Agreement; any competing offers or acquisition proposals; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; and the effects of disruption from the Transactions of Turning Point’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees and business partners. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Turning Point’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Turning Point’s public filings with the SEC from time to time, including Turning Point’s most recent Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Turning Point’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Turning Point expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.

Item 9.	Exhibits.
Exhibit No.	Description
(a)(1)
Offer to Purchase, dated June 17, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Bristol-Myers Squibb Company and Rhumba Merger Sub Inc., filed June 17, 2022 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)
Joint Press Release issued by Bristol-Myers Squibb Company and Turning Point Therapeutics, Inc., dated June 3, 2022 (incorporated by reference to Exhibit 99.1 to Bristol-Myers Squibb’s Schedule TO-C, filed June 3, 2022 and to Exhibit 99.1 to Turning Point’s Current Report on Form 8-K (No. 001-38871), filed June 3, 2022).

(a)(7)	Transaction Infographic issued by Bristol-Myers Squibb Company, dated June 3, 2022 (incorporated by reference to Exhibit 99.2 to Bristol-Myers Squibb’s Schedule TO-C filed June 3, 2022).

(a)(8)	Social Media Content issued by Bristol-Myers Squibb Company, dated June 3, 2022 (incorporated by reference to Exhibit 99.3 to Bristol-Myers Squibb’s Schedule TO-C, filed June 3, 2022).

(a)(9)	Enterprise Letter issued by Bristol-Myers Squibb Company, dated June 3, 2022 (incorporated by reference to Exhibit 99.4 to Bristol-Myers Squibb’s Schedule TO-C, filed June 3, 2022).

(a)(10)	Summary Advertisement, as published in The Wall Street Journal on June 17, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(11)	Turning Point Therapeutics, Inc. Employee FAQs, first made available on June 3, 2022 (incorporated by reference to Exhibit 99.1 to Turning Point’s Schedule 14D9-C, filed June 3, 2022).

(a)(12)	Turning Point Therapeutics, Inc. Investor FAQs, first made available on June 3, 2022 incorporated by reference to Exhibit 99.2 to Turning Point’s Schedule 14D9-C, filed June 3, 2022).

(a)(13)	Letter to Turning Point Therapeutics, Inc. employees, first sent on June 3, 2022 (incorporated by reference to Exhibit 99.3 to Turning Point’s Schedule 14D9-C, filed June 3, 2022).

(a)(14)	Opinion of Goldman Sachs & Co. LLC, dated June 2, 2022 (included as Annex I to this Schedule 14D-9).

(e)(1)
Agreement and Plan of Merger, dated as of June 2, 2022, among Turning Point Therapeutics, Inc., Bristol-Myers Squibb Company and Rhumba Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Turning Point’s Current Report on Form 8-K (No. 001-38871), filed June 3, 2022).

(e)(2)	Definitive Proxy Statement of Turning Point Therapeutics, Inc. on Schedule 14A (incorporated by reference to Turning Point’s Form DEF 14A (File No. 001-38871), filed April 29, 2022).

Exhibit No.	Description
(e)(3)[1]	Mutual Non-Disclosure Agreement, dated as of March 6, 2022, between Turning Point Therapeutics, Inc. and Bristol-Myers Squibb Company.

(e)(4)
Turning Point Therapeutics, Inc. 2013 Equity Incentive Plan, as amended, and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise (incorporated by reference to Exhibit 10.2 to Turning Point’s Form S-1 (File No.001-38871), filed March 21, 2019).

(e)(5)
Turning Point Therapeutics, Inc. 2019 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise (incorporated by reference to Exhibit 10.3 to Turning Point’s Form S-1/A (File No.001-38871), filed April 8, 2019).

(e)(6)	Turning Point Therapeutics, Inc. 2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Turning Point’s Form S-1/A (File No.001-38871), filed April 8, 2019).

(e)(7)	Turning Point Therapeutics, Inc. Severance Benefit Plan (SVP/VP) (incorporated by reference to Exhibit 10.6 to Turning Point’s Form S-1, filed March 21, 2019).

(e)(8)	Turning Point Therapeutics, Inc. Severance Benefit Plan, as amended (C-Suite) November 11, 2021 (incorporated by reference to Exhibit 10.13 of Turning Point’s Form 10-K, filed February 28, 2022).

(e)(9)
Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the Turning Point Therapeutics, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Turning Point’s Form 10-Q, filed August 10, 2020).

(e)(10)	Turning Point Therapeutics, Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.3 of Turning Point’s Form 10-Q, filed May 10, 2022).

(e)(11)
Executive Employment Agreement by and between Turning Point Therapeutics, Inc. and Athena Countouriotis, M.D., dated September 29, 2018 (incorporated by reference to Exhibit 10.7 to Turning Point’s Form S-1, filed March 21, 2019).

(e)(12)
Executive Employment Agreement by and between Turning Point Therapeutics, Inc. and Mohammad Hirmand, M.D., dated October 30, 2019 (incorporated by reference to Exhibit 10.3 to Turning Point’s Form 10-Q, filed November 4, 2019).

(e)(13)
Executive Employment Agreement by and between Turning Point Therapeutics, Inc. and Paolo Tombesi, dated June 22, 2021 (incorporated by reference to Exhibit 10.2 to Turning Point’s Form 10-Q, filed August 9, 2021).

(e)(14)
Transition Consulting Agreement by and between Turning Point Therapeutics, Inc. and Annette North, dated February 16, 2022 (incorporated by reference to Exhibit 10.28 to Turning Point’s Form 10-K, filed February 28, 2022).

(e)(15)
Executive Employment Agreement by and between Turning Point Therapeutics, Inc. and Brian Sun, M.S., J.D., dated March 25, 2022 (incorporated by reference to Exhibit 10.2 to Turning Point’s Form 10-Q, filed May 10, 2022).

(e)(16)
Form of Indemnity Agreement by and between Turning Point Therapeutics, Inc and its directors and officers (incorporated by reference to Exhibit 10.1 to Turning Point’s Form S-1/A, filed April 8, 2019).

[1]	Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TURNING POINT THERAPEUTICS, INC.

By:	/s/ Athena Countouriotis
Name:	Athena Countouriotis
Title:	President and Chief Executive Officer
Dated: June 17, 2022

Annex I
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

June 2, 2022

Board of Directors
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, California 92121

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Bristol-Myers Squibb Company (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Turning Point Therapeutics, Inc. (the “Company”) of the $76.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 2, 2022 (the “Agreement”), by and among Parent, Rhumba Merger Sub Inc., a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $76.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than (i) Shares then held by the Company (or held in the Company’s treasury), (ii) Shares then held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Tender Offer, and (iv) any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $76.00 in cash.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as left lead bookrunner with respect to a follow-on public offering of 4,597,702 Shares in October 2020. We also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager with respect to the public offering of Parent’s 0.537% senior unsecured notes due 2023, 0.750% senior unsecured notes due 2025, 1.125% senior unsecured notes due 2027, 1.450% senior unsecured notes due 2030, 2.350% senior unsecured notes due 2040, and 2.550% senior unsecured notes due 2050 (aggregate principal amount $7,000,000,000) in November 2020; as joint bookrunner with respect to the public offering of Parent’s 2.950% senior unsecured notes due 2032, 3.550% senior unsecured notes due 2042, 3.700% senior unsecured notes due 2052, and 3.900% senior unsecured notes due 2062 (aggregate principal amount $6,000,000,000) in February 2022; and as dealer manager with respect to the repurchase by Parent and Celgene Corporation, a wholly owned subsidiary of Parent, of notes (aggregate principal amount $5,200,000,000)

Board of Directors
Turning Point Therapeutics, Inc.
June 2, 2022

in March 2022. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended December 31, 2021; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated April 8, 2019, relating to an initial public offering of the Shares; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated September 5, 2019, and the Company’s Registration Statement on Form S-3, including the prospectus contained therein dated May 15, 2020 and the prospectus supplements dated May 18, 2020 and October 29, 2020, relating to follow-on public offerings of the Shares; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”) and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other change of control business combination with, the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $76.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors
Turning Point Therapeutics, Inc.
June 2, 2022

employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $76.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $76.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
II-4